Putnam Management

100 Federal Street

Boston, MA 02110

December 22, 2023

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Mindy Rotter

Re: Comments on public filings with the Securities and Exchange Commission (the “Commission”) for the following registered investment companies (collectively, the “Funds”) sponsored by Putnam Investment Management, LLC (“Putnam Management”): Putnam Retirement Advantage 2025 Fund, Putnam Retirement Advantage 2030 Fund, Putnam Retirement Advantage 2035 Fund, Putnam Retirement Advantage 2040 Fund, Putnam Retirement Advantage 2045 Fund, Putnam Retirement Advantage 2050 Fund, Putnam Retirement Advantage 2055 Fund, Putnam Retirement Advantage 2060 Fund, Putnam Retirement Advantage 2065 Fund, and Putnam Retirement Advantage Maturity Fund (collectively, the “Retirement Advantage Funds”), each a series of Putnam Target Date Funds, and Putnam Multi-Asset Income Fund, a series of Putnam Asset Allocation Funds

Dear Ms. Rotter:

This letter responds to the comments that you provided by videoconference to Kevin Blatchford, Peter Fariel, and Janet Smith of Putnam Management and James Forbes of Ropes & Gray LLP, counsel to the Funds, on behalf of the staff of the Commission (the “Staff”) on December 5, 2023, regarding the annual reports of the Funds on Form N-CSR for their fiscal years ended August 31, 2023 (the “Annual Reports”), filed with the Commission on October 23, 2023. For convenience of reference, I have summarized each of the Staff’s comments before the Funds’ response.

1.	Comment: The Annual Reports did not include information responsive to Items 4(i) or (j) of Form N-CSR. The Staff notes that Items 4(i) and (j) were included in the version of Form N-CSR in effect at the time the Annual Reports were filed with the Commission and that those items should be addressed, whether or not they are applicable to the Funds. Please respond to Items 4(i) and (j) via correspondence and confirm that the Funds’ future filings on Form N-CSR will include information responsive to all relevant items of the then-current version of Form N-CSR.

Response: We confirm that none of the Funds are registrants of the type described in Items 4(i) or (j) of Form N-CSR and that, accordingly, those items are not applicable to the Funds. We further confirm that the Funds’ future filings on Form N-CSR will include information responsive to all relevant items of the then-current version of Form N-CSR.

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2.	Comment: Please explain in correspondence how the Funds have complied with the disclosure requirements applicable to investment companies under Financial Accounting Standards Board Accounting Standards Codification Topic 946, Financial Services — Investment Companies (“ASC 946”).

Response: Each Fund follows the accounting and reporting guidance in ASC 946 applicable to investment companies registered under the Investment Company Act of 1940, as amended. We confirm that the Funds’ future filings on Form N-CSR will include the following disclosure in accordance with ASC 946-10-50-1:

[The/Each] fund follows the accounting and reporting guidance in Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 946, Financial Services - Investment Companies (ASC 946) and applies the specialized accounting and reporting guidance in U.S. Generally Accepted Accounting Principles (U.S. GAAP), including, but not limited to ASC 946.

3.	Comment: As of August 31, 2023, none of the Retirement Advantage Funds had active Class B shares on EDGAR. Please confirm in correspondence that all of the Funds’ share classes have been accounted for on EDGAR and that their current status is accurately reflected.

Response: The Retirement Advantage Funds have not registered Class B shares and have removed the reference to Class B shares on EDGAR.

4.	Comment: Please confirm in correspondence that all class ticker symbols for the Funds have been updated in EDGAR.

Response: We confirm that all class ticker symbols for the Funds have been updated in EDGAR.

I believe this letter addresses the Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0023. Thank you for your assistance.

Very truly yours,

/s/ Peter Fariel

Peter Fariel

Deputy General Counsel

Putnam Management

cc: James E. Thomas, Esq., Ropes & Gray LLP

James M. Forbes, Esq., Ropes & Gray LLP

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